77. I.

At the May 29, 1997 Annual Meeting, the shareholders of the Fund's common and preferred stock voted to split the Fund's Auction Term Preferred (ATP) Series A and Series B 2:1. Effective June 3, 1997, the liquidation preference of the Fund's Series B ATP was reduced from $50,000 per share to $25,000 per share plus accumulated and unpaid dividends and the number of shares outstanding doubled from 800 to 1,600 shares. Effective June 17, 1997, the liquidation preference of the Fund's Series A ATP was reduced from $50,000 to $25,000 per share plus accumulated and unpaid dividends and the number of shares outstanding doubled from 1,200 to 2,400.

On May 6, 1997 the Fund issued 2,000 shares of Series C ATP. The Series C ATP has a liquidation preference of $25,000 per share plus accumulated and unpaid dividends.

The ATP is redeemable at the option of the Fund, or subject to mandatory redemption (if the Fund is in default of certain coverage requirements) at a redemption price equal to $25,000 per share plus accumulated and unpaid dividends. The Fund is required to maintain certain asset coverages with respect to the ATP under the Fund's Charter and the 1940 Act.